CERTIFICATE OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
ADRIATIC HOLDINGS LIMITED

Pursuant to the provisions of NRS 78.385 and 78.390 Nevada Revised Statutes, this Nevada profit corporation adopts the following articles of amendment to its articles of incorporation:

1. Name of Corporation: ADRIATIC HOLDINGS LIMITED

2. The Articles have been amended as follows (provide article numbers if available):

Article I. The name of this corporation is:

Heartland Oil and Gas Corp.

Article IV. The Capital Stock shall consist of 100,000,000 shares of common stock, $0.001 par value, all of which stock shall be entitled to voting power. The Corporation may issue the shares of stock for such consideration as may be fixed by the Board of Directors.

3. The vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is50.4%.*

4. Officer Signature (Required)

/s/ Robert Knight
______________________________________
ROBERT KNIGHT, President and Director

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.